    As filed with the Securities and Exchange Commission on December 10, 2001
                                                    Registration No.333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                             ---------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933

                             ---------------------

                          UNIVERSAL DISPLAY CORPORATION
             (Exact name of registrant as specified in its charter)

         Pennsylvania                          3575                            23-2372688
(State or other jurisdiction of    (Primary Standard Industrial   (I.R.S. Employer Identification No.)
incorporation or organization)          Classification No.)


                             375 Phillips Boulevard
                             Ewing, New Jersey 08618
                                 (609) 671-0980
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             ---------------------

                              SHERWIN I. SELIGSOHN
                Chief Executive Officer and Chairman of the Board
                          Universal Display Corporation
                             375 Phillips Boulevard
                             Ewing, New Jersey 08618
                                 (609) 671-0980
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                              ---------------------

                        Copies of all communications to:

                            STEPHEN M. GOODMAN, ESQ.
                           Morgan, Lewis & Bockius LLP
                               1701 Market Street
                             Philadelphia, PA 19103
                                 (215) 963-5000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|
         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

------------------------------------------------------------------------------------------------------------------------------------
      Title of Each Class             Amount              Proposed Maximum                Proposed Maximum           Amount of
of Securities to be Registered   to be Registered     Offering Price Per Share(1)      Aggregate Offering Price    Registration Fee
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.01
per share                        2,147,460 Shares            $ 7.63                        $16,385,119                $3,917 (1)
------------------------------------------------------------------------------------------------------------------------------------

(1) Fee calculated in accordance with Rule 457(c) of the Securities Act of 1933, as amended. Estimated solely for the purpose of calculating the registration fee based on the average of the high and low prices per share of the Registrant's common stock on December 3, 2001, as reported on the Nasdaq National Market.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                  SUBJECT TO COMPLETION, DATED DECEMBER 10, 2001

PROSPECTUS

                                2,147,460 Shares

                          UNIVERSAL DISPLAY CORPORATION

                                  Common Stock

         The shareholders of Universal Display Corporation identified in this prospectus under "Selling Shareholders," or their pledgees or assignees, are offering up to 2,147,460 shares of our common stock for resale to the public. The selling shareholders will be selling shares of common stock that they can acquire upon the conversion of promissory notes that they own.

         We will not receive any proceeds from the resale of shares of our common stock by the selling shareholders. We are paying the expenses of this offering.

         The primary market for our common stock is the Nasdaq National Market System, where it trades under the symbol "PANL." Our common stock is also traded on the Philadelphia Stock Exchange under the symbol "PNL." On December 6, 2001, the last reported sale price of our common stock on the Nasdaq National Market was $8.73 per share.

         An investment in our common stock involves significant risks. You should carefully consider the risk factors described on pages 5 to 14 before investing in our common stock.

         These securities have not been approved by the Securities and Exchange Commission or any state securities commission, nor have they determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

         The information in this prospectus is not complete and may change. We may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                             ---------------------


                The date of this Prospectus is December __, 2001

                                TABLE OF CONTENTS

                                                                        Page
                                                                        ----
Cautionary Statement Concerning Forward-Looking Statements..............   1
Universal Display Corporation...........................................   2
Risk Factors............................................................   5
The Offering ...........................................................  15
Use of Proceeds.........................................................  15
Selling Shareholders....................................................  15
Plan of Distribution....................................................  17
About this Prospectus...................................................  18
Where You Can Find More Information.....................................  18
Legal Opinion...........................................................  19
Experts.................................................................  19

                              CAUTIONARY STATEMENT
                      CONCERNING FORWARD-LOOKING STATEMENTS

         This prospectus contains forward-looking statements that involve a number of risks and uncertainties. For such statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. A number of factors could cause our actual results, performance or achievements or those of the display technology industry to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These factors include, but are not limited to:

         o competition in the display technology industry in general and in our specific target markets;
         o changes in prevailing interest rates and the availability of and terms of financing to fund the growth of our business;
         o inflation;
         o changes in costs of goods and services;
         o economic conditions in general and in our specific target markets;
         o changes in consumer preferences and tastes;
         o demographic changes;
         o changes in, or failure to comply with, federal, state, local or foreign government regulation;
         o liability and other claims asserted against us;
         o changes in our commercialization strategy;
         o the ability to attract and retain qualified personnel;
         o changes in our capital expenditure plans; and
         o other factors referred to in this prospectus

         In addition, the forward-looking statements included in this prospectus are not meant to predict future events or circumstances and may not be realized. Forward-looking statements can be identified by, among other things, the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," "seek," "pro forma," "anticipates," "intends," or "potential" or the negative of, or any other variations on, those terms or comparable terminology, or by discussion of strategy or intentions. Given these uncertainties, prospective investors are cautioned not to place undue reliance on these forward-looking statements. We disclaim any obligation to update these factors or to announce the results of any revisions to any of the forward-looking statements contained in this prospectus publicly to reflect future events or developments.

                          UNIVERSAL DISPLAY CORPORATION

         This is a summary of information appearing elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. This summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements, including the notes to the financial statements, appearing elsewhere in this prospectus or in our annual and quarterly reports and other filings with the Securities and Exchange Commission. References in this prospectus to "we," "us," "Company" and "our" refer to Universal Display Corporation, together with its wholly-owned subsidiary, UDC, Inc.

Our Company

         Universal Display Corporation is engaged in the research, development and commercialization of organic light emitting diode, or OLED, technology for use in flat panel displays, lasers and light generating devices. We expect the initial market for our technology to be in the electronic flat panel display industry. This industry includes such products as:

         o cellular phone displays;
         o portable personal digital assistants and Internet access-type devices;
         o laptop computers; and
         o television and computer monitors.

         Stanford Resources, Inc. estimated the size of the electronic display market to be approximately $41 billion in 2000. The flat panel part of this market was approximately $17 billion in 2000.

         We have the exclusive, perpetual, worldwide license to commercialize all OLED technology, intellectual property and know-how developed by Princeton University and the University of Southern California, subject to the terms of our Sponsored Research Agreement and License Agreement with those universities. To date, 51 patents have been issued in the United States. Approximately 71 patent applications (with corresponding foreign protection) have been filed, and additional patents are being filed monthly. We have also obtained a license, with rights to sublicense, to 71 US patents, 7 US patent applications, and additional foreign patents related to OLED technology owned by Motorola, Inc.


Our OLED Technology

         Organic light emitting diodes are made of material containing a carbon-based substance that has the capability to emit light when electric current is passed through it. We, in collaboration with our research and development partners, are working towards commercializing innovative OLED technology, including the following six proprietary OLED technology platforms:

         o TOLED(TM) Technology: Our transparent OLED can be used to create transparent displays for information displays on windshields, cockpit displays on aircraft and head mounted displays. Transparent organic light-emitting devices, or TOLEDs, can also be used in numerous portable electronic applications because of their bright colors, high contrast, low power requirements and top emission characteristics.

         o SOLED(TM) Technology: Unlike traditional side-by-side display architecture, which places the red, green and blue picture elements, or pixels, horizontally next to each other, our stacked OLED stacks the red, green and blue pixels vertically on top of each other. Thus, to display green in the conventional architecture, you turn off the red and blue pixels, leaving spaces between each of the illuminated green pixels. With a stacked organic light emitting device, or SOLED, to display green, you turn off the red and blue sections of the stacked pixel component. The stacked architecture of the SOLED may increase the resolution of the display by a factor of three.

         o FOLED(TM) Technology: Unlike conventional displays, our flexible OLEDs can be built on flexible materials such as plastic. We believe that such displays will be lighter in weight and will have lower power requirements. The flexible organic light emitting device, or FOLED, also may provide the opportunity to apply low cost roll to roll (web processing) technologies to display fabrication, which can reduce the cost, and therefore expand the market, of electronic flat panel displays.

         o Organic Laser Technology: We and our research partners are attempting to develop a fourth technology platform based upon the ability to fabricate an organic laser utilizing OLED technology. In the September 25, 1997 issue of the scientific journal Nature, our research partners announced what they believed to be the first evidence of lasing from vacuum deposited thin films of organic molecules. We believe this is a significant first step towards the realization of electrically pumped, solid-state lasers based on organic thin films.

         o High Efficiency PHOLED(TM) Materials: A fifth technology platform respects the use of molecules that emit light through the process of phosphorescence. This class of molecules has the potential for higher efficiency, lower power and longer lifetimes than conventional OLED technology which involves the emission of light through the process of fluorescence. We and our research partners first announced this discovery in the September 10, 1999 issue of Nature.

         o Organic Vapor Phase Deposition: A sixth technology platform involves the use of a carrier gas stream in a hot walled reactor at low vacuum to precisely deposit the thin layers of organic materials used in OLED displays. Conventional OLED fabrication equipment evaporates the organic molecules at high vacuum. We have entered into a Development and License Agreement with Aixtron AG, a German company that manufactures precision semiconductor production equipment for LEDs, to further develop, commercialize and produce manufacturing equipment for OLEDs based on this technology.

Our Research Partners

         Princeton and USC have been performing research on OLED technology for many years, and have continued that research for us since 1994. The sponsored research agreement between us and our research partners, which was originally executed in 1994, was extended in 1997 for five additional years and is subject to further extension by mutual agreement.

         Key members of our research team include Dr. Stephen Forrest at Princeton and Dr. Mark R. Thomson at USC. There are approximately 20 researchers at Princeton and USC who are engaged in OLED research. We also fund research in OLEDs at the Massachusetts Institute of Technology (MIT) and the Chitose Institute of Technology in Japan.

Our Commercialization Strategy

         Our approach to developing technology and penetrating the electronic display market has four major components:

         o We are continuing to fund our research partners under the current sponsored research agreement and to obtain the worldwide exclusive rights to all intellectual property invented in the project.

         o We are working on the development of reliable commercial prototypes and the optimization of the fabrication processes. In 1999, we moved into an 11,000 square foot space near Princeton, New Jersey to serve as a pilot line facility and technology transfer center. In 2001, we leased an additional 10,000 square feet in our building, which we plan to start occupying in the first quarter of 2002.

         o We have entered into agreements with an equipment manufacturer, Aixtron AG; and an organic materials developer and supplier, PPG Industries, Inc., to further develop and commercialize our technology, and potentially obtain royalties from the sales of certain equipment and revenues from the sales of certain materials to OLED manufacturers.

         o We intend to license our proprietary OLED technology and enter into joint ventures and other strategic alliances with experienced manufacturers and users of display products for the volume manufacture, distribution and sale of products based upon this technology. We do not presently intend to become a volume manufacturer.

Our Development Partners

We have announced agreements with the following six companies:

         o Effective July 23, 2001, we entered into a Joint Development Agreement with Samsung SDI Co. Ltd. to develop low-power, full-color active matrix OLED displays. The initial focus of the agreement will be on the development of portable OLED displays for use in mobile telephones, personal digital assistants, electronic games and other consumer and industry electronics. Pursuant to the development program, we will combine our proprietary OLED materials and technology with Samsung's active matrix technology.

         o Effective April 19, 2001, we entered into a Development and License Agreement with Luxell Technologies, Inc. Under the agreement, the parties will cooperate in the development of one or more high-contrast, high-efficiency OLED displays integrating our TOLED technology and Luxell's Black Layer(TM) technology. Pursuant to the terms of the agreement, Luxell has obtained a royalty-bearing license to our TOLED technology and high efficiency materials for use in Black Layer TOLED displays that may be manufactured, marketed or sold. We will be the licensor of the combined Black Layer TOLED technology, and the parties will share in the revenues from such licensing activities.

         o Effective February 1, 2001, we entered into a Joint Development Agreement with Sony Corporation to develop active matrix OLED display devices for use in large area monitor applications. By combining our proprietary electrophosphorescent materials with Sony's proprietary low temperature poly silicon active matrix OLED technology, the parties will seek to develop high power efficiency OLED displays.

         o Effective October 1, 2000, we entered into a Development and License Agreement with PPG Industries, Inc. (PPG) to leverage our OLED flat panel display technology with PPG's expertise in organic materials development and manufacturing. A team of PPG scientists and engineers will assist us in developing and commercializing our proprietary OLED system. Present staffing levels will provide the full time services of 7 PPG employees, plus managerial services. Based upon current staffing levels, we anticipate issuing to PPG approximately 114,000 shares of common stock annually for the period from January 1, 2001 through December 31, 2005. In addition, we anticipate issuing to PPG annually warrants to purchase up to an additional 114,000 shares of our common stock over the period from January 1, 2001 through December 31, 2005. The amount of equity to be obtained by PPG under the agreement is subject to adjustment under certain circumstances. PPG's services have an estimated value of approximately $11 million. PPG also has the right to request that we grant royalty bearing licenses to PPG for use of our OLED technology in certain applications.

           We also entered into a Supply Agreement with PPG whereby PPG will be the exclusive supplier of our proprietary materials through December 31, 2007. PPG will sell the materials to us, and we will resell them to OLED manufacturers.

         o Effective September 29, 2000, we entered into a License Agreement with Motorola, Inc., whereby we obtained the rights, with the right to sublicense, to 71 US patents, 7 pending US patents, and certain foreign patents of Motorola, Inc., related to OLEDs. Our agreement with Motorola also includes the opportunity to meet with their product development group, although there are no assurances that Motorola will purchase any products from the Company or its licensees, or use any of the Company's technology in their products. In connection with the rights granted to the Company under the agreement, we issued to Motorola 200,000 shares of common stock, 300,000 shares of Series B Convertible Preferred Stock (each share convertible into one share of common stock, subject to adjustment under certain circumstances, and vesting 75,000 shares per year), and Warrants to purchase an additional 150,000 shares.


         o Effective July 19, 2000, we entered into a Development and License Agreement with Aixtron AG of Germany to further develop and commercialize manufacturing equipment for OLEDs based on our proprietary technology called Organic Vapor Phase Deposition (OVPD). Aixtron AG is a world leader in the production of manufacturing equipment for LEDs using MOCVD (Metal-organic chemical vapor deposition) technology. Under the agreement, the Company and Aixtron will engage in a joint development program to commercialize OVPD equipment. Aixtron has the exclusive license to produce equipment based on this technology, and we will receive a royalty from the sale of the equipment.


Executive Offices

         Our executive offices are located at 375 Phillips Boulevard, Ewing, New Jersey 08618. Our phone number is (609) 671-0980. Our web site can be found at www.universaldisplay.com. The information in our web site is not part of this prospectus.

                                  RISK FACTORS

          An investment in our common stock involves a high degree of risk. In addition to the other information contained in this prospectus, you should carefully consider the following risk factors before making an investment decision concerning our common stock. You should not purchase our common stock if you cannot afford the loss of your entire investment.

We do not expect to be profitable in the foreseeable future, and may never be profitable.

         Since inception, we have not generated any product revenues, and have incurred significant losses, resulting in an accumulated deficit of approximately $39.4 million, as of September 30, 2001. We expect to incur losses for the foreseeable future and until such time, if ever, as we are able to achieve sufficient levels of revenue from the commercial exploitation of the OLED technology to support our operations. You should note, however, that:

         o OLED technology may never become commercially viable;
         o markets for flat panel displays utilizing the OLED technology may be limited; and
         o we may never generate sufficient revenues from the commercial exploitation of the OLED technology to become profitable.

Additionally, even if we find commercially viable applications for our OLED technology, we may never recover our research and development costs.

If we do not receive additional financing in the future, we will not be able continue the research, development and commercialization of our OLED technology.

         Our capital requirements have been and will continue to be significant. The completion of the research, development and commercialization of the OLED technology for potential applications will require significant additional effort and resources. Our cash on hand is not sufficient to meet all of our future obligations. When we need additional funds, such funds may not be available on commercially reasonable terms or at all. If we cannot obtain more money when we need it, our business might fail. Additionally, if we attempt to raise money in an offering of our common stock, the issuance of additional stock will dilute our then existing shareholders.

If our OLED technology is not feasible for product applications, we may never generate significant revenues.

         At this time, we are unable to determine the feasibility of our OLED technology for the commercial viability of any potential applications. We must make substantial advances in our research and development efforts in a number of areas including:

         o reliability;
         o the development of more fully saturated colors for full color displays;
         o integration with drive electronics; and
         o issues related to scalability and cost effective fabrication technologies for product applications before products utilizing the OLED technology are manufactured and sold. The development of an electrically pumped laser is also necessary before products based on the organic laser research are manufactured and sold. Our efforts may never demonstrate the feasibility of our OLED technology, particularly for use in full color, large area, high resolution, high information content flat panel display applications.

         Our research and development efforts remain subject to all of the risks associated with the development of new products based on emerging and innovative technologies, including, without limitation, unanticipated technical or other problems and the possible insufficiency of the funds allocated to complete its development. Technical problems may result in delays and cause us to incur additional expenses that would increase our losses. If we cannot complete our research and development of the OLED technology successfully, or if we experience delays in completing our research and development of the OLED technology for use in potential applications, particularly after the occurrence of significant expenditures, our business may fail.

Even if our technology is technically feasible, it may not be accepted by the market.

         The potential size, timing and viability of market opportunities targeted by us are uncertain at this time. Market acceptance of the OLED technology will depend, in part, upon such technology providing benefits comparable to CRT and LCD technology (the current standard for display quality) at an appropriate cost, and its adoption by consumers, neither of which have been achieved. Many potential licensees of the OLED technology manufacture flat panel displays utilizing competing technologies and may, therefore, be reluctant to redesign their products or manufacturing processes to incorporate the OLED technology. Potential licensees may never utilize the commercially viable OLED technology.

If our research partners fail to make advances in their research, or if they terminate their relationship with us, we might not succeed in commercializing our OLED technology.

         Research and development of commercially viable applications for OLED technology is dependent on the success of the research efforts of our research partners conducted under our sponsored research agreement with them. We cannot assure you that our research partners will make additional advances in the research and development of the OLED technology.

         Although we fund the OLED technology research, the scope of and technical aspects of the research as well as the resources and efforts directed to such research is subject to the control of our research partners. Our sponsored research agreement provides that if Dr. Forrest is unavailable to continue to serve as a principal investigator, either because he is no longer associated with Princeton or otherwise, and a successor acceptable to both us and Princeton is not available, Princeton has the right to terminate the sponsored research agreement. The 1997 sponsored research agreement, which expires in July 2002, may not be extended. The termination or expiration of the sponsored research agreement or the 1997 license agreement would materially and adversely affect our ability to research, develop and commercialize our OLED technology.

If we cannot form strategic licensing relationships with companies that manufacture and use products that incorporate our OLED technology, our commercialization strategy will fail.

         Our strategic plan depends upon the development of strategic licensing relationships with high volume companies that will manufacture and use products incorporating its OLED technology. We have not yet entered into any such strategic relationships, although we have entered into

         o a Joint Development Agreement with Samsung SDI Co. Ltd.;
         o a Joint Development Agreement with Sony Corporation;
         o a Development and License Agreement with PPG Industries, Inc.;
         o a Development and License Agreement with Luxell Technologies Inc.;
           and
         o a Development and Licensing Agreement with Aixtron AG to develop and commercialize a new type of production equipment for OLEDs based upon our proprietary technology.

Our agreement with Motorola also includes the opportunity to meet with their product development group, although there are no assurances that Motorola will purchase any products from us or our licensees. Our agreements with PPG provide us with the capability to sell chemicals to our licensees. In December 1999, we moved into a new facility which includes a prototype pilot line and technology transfer facility to accelerate the development and commercialization of our technology, We cannot assure you that such a facility will allow us to enter into such strategic relationships.

         Our prospects will be significantly affected by our ability to sublicense the OLED technology and successfully develop strategic alliances with third parties for incorporation of the OLED technology into flat panel displays manufactured by others. Strategic alliances may require financial or other commitments by us. We might not be able, for financial or other reasons, to enter into strategic alliances on commercially acceptable terms, or at all. Failure to do so would have a material adverse effect on us.

If we cannot protect our intellectual property rights, or if our technology infringes the rights of others, our business will suffer.

         Our rights to the OLED technology are dependent on patents and other intellectual property rights relating to the OLED technology that are licensed to us by Princeton and USC. Fifty-one U.S. patents have already been issued, approximately 71 additional patent applications are pending in the United States and many corresponding international patent applications have been filed to cover major industrial countries. However, there can be no assurance that additional patents applied for will be obtained or that any such patents will afford us commercially significant protection of our OLED technology, or will be found valid if challenged. In connection with our license agreement with Motorola, Inc., we have obtained a license to 71 additional OLED-related U.S. patents, 7 patent applications, related foreign patents and applications, and the right to sublicense this technology.

         The patent laws of other countries may differ from those of the United States as to the patentability of the OLED technology and the degree of protection afforded. Older companies and institutions may independently develop equivalent or superior technologies and may obtain patent or similar rights with respect thereto. There are a number of other companies and organizations that have been issued patents and are filing additional patent applications relating to OLED technology, including Eastman Kodak Corporation, which holds a number of patents related to OLED technology. There can be no assurance that the exercise of some aspects of our licensing rights respecting its OLED technology being developed by Princeton and USC or those licensed from Motorola, Inc. will not infringe on the patents of others, in which event we or our research partners may be required to obtain a license, pay damages, modify their products or method of operation or be prohibited from making, using, selling or offering to sell some or all products incorporating our OLED technology. We also might not have the financial or other resources necessary to enforce or defend a patent infringement action, and the licensors of our licensed technology might not enforce an action in a timely manner. If products incorporating our OLED technology are found to infringe upon the patent or other intellectual property rights of others, it could have a material adverse effect on us.

The federal government has rights to our OLED technology that might prevent us from realizing its benefits.

         The United States government, through the Defense Advanced Research Projects Agency, has provided funding to Princeton and us for research activities related to certain aspects of its OLED technology. The federal government could obtain rights to this technology, which would affect our rights as follows:

         o If all or certain aspects of the OLED technology develop from our funding to Princeton, and those aspects are deemed to fall within the planned and committed activities of DARPA's funding, the federal government, pursuant to federal law, could have certain rights relating to the OLED technology.

         o If the federal government determines that we have not taken effective steps to achieve practical application of such technology in a field of use in a reasonable time, it may require us to grant licenses to other parties in any such field of use.

         o The federal government could restrict our ability to market the OLED technology to the federal government for military and other applications.

         o The federal government's continued funding of ours and Princeton's research activities may also give it rights to aspects of the OLED technology developed in the future.

If so, we might not realize the benefits of that technology.

Because many of our competitors have better name-recognition, and greater financial, technical, marketing and research capabilities than us, we may never be able to compete successfully in the flat panel display industry.

         The flat panel display industry is characterized by intense competition. The market is currently, and will likely continue to be, dominated by products utilizing LCD technology. Numerous companies are making substantial investments in, and conducting research to improve characteristics of, LCD technology. Several other flat panel display technologies have been, or are being, developed, including field emission, inorganic electroluminescence, polymeric light emitting diode, gas plasma and vacuum fluorescent displays. In addition, other companies are engaged in research and development activities with respect to technology using OLEDs. Advances in LCD technology or any of these developing technologies may overcome their limitations or become the leading technology for flat panel displays, either of which could limit the potential market for flat panel displays utilizing the Company's OLED technology.

         Substantially all of these competitors have better name recognition and greater financial, technical, marketing, personnel and research capabilities than us. Our competitors may succeed in developing technologies and applications that are more cost-effective or have fewer display limitations than our OLED technology. We may never be able to compete successfully or develop commercial applications for our OLED technology.

If we cannot keep our key employees or hire other talented persons as we grow, our business might not succeed.

         Our performance is substantially dependent on the continued services of senior management and other key personnel, and its ability to offer competitive salaries and benefits to its employees. We do not have employment agreements with any of our management or key personnel. Additionally, competition for highly skilled technical, managerial and other personnel is intense. We might not be able to attract, hire, train, retain and motivate the highly skilled managers and employees we need to be successful. If we fail to attract and retain the necessary technical and managerial personnel, we will suffer and might fail.

We can issue shares of preferred stock that can adversely affect your rights as a shareholder.

         Our articles of incorporation authorize us to issue up to 5,000,000 shares of preferred stock with designations, rights and preferences determined from time-to-time by our board of directors. Accordingly, our board is empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights superior to those of our common shareholders. For example, an issuance of shares of preferred stock could:

         o adversely affect the voting power of the common shareholders;

         o make it more difficult for a third party to gain control of us;

         o discourage bids for our common stock at a premium; or

         o otherwise adversely affect the market price of the common stock.

Our board has designated and issued: (a) 200,000 shares of Series A Preferred Stock, all of which are held by an entity controlled by Sherwin Seligsohn; and
(b) 300,000 shares of Series B Convertible Preferred Stock. All of the shares of Series A Stock and Series B Stock are convertible into shares of our common stock in accordance with our articles of incorporation. We may issue additional shares of our authorized preferred stock at any time in the future.

The market price of our common stock might be highly volatile.

         The market price of our common stock might be highly volatile, as has been the case with the securities of other emerging growth companies. Factors such as:

         o our operating results;
         o announcements by us or our competitors of technological developments, new product applications or license arrangements; and
         o other factors affecting the flat panel display industry generally may have a significant impact on the market price of our common stock.

In recent years, the stock market has experienced a high level of price and volume volatility and market prices for the stock of many companies, particularly small and emerging-growth companies.

If our shares are delisted, you might not be able to sell your investment in our company.

         Our common stock is listed on the Nasdaq National Market System. To continue to be listed on that market, however, we must maintain, with certain exceptions, maintenance criteria, including:

         o specified levels for total assets;
         o market value of the public float;
         o total capital and surplus; and
         o a minimum bid price per share.

The failure to meet such maintenance criteria in the future may result in the delisting of our common stock from the Nasdaq National Market System. Thereafter, trading, if any, in our common stock would be conducted in the non-Nasdaq over-the-counter market. As a result of such delisting, you could find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, our common stock.

If our shares are delisted, trading in our common stock may become subject to additional regulation that could further limit the liquidity of your investment.

         If our common stock were to become delisted from trading on Nasdaq and the trading price of the common stock were to remain below $5.00 per share, trading in the common stock would also be subject to the requirements of additional rules under the Exchange Act. These rules require additional disclosure by broker-dealers in connection with any trades involving any non-Nasdaq equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Such rules require the delivery, prior to any so-called penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated with it, and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. The broker-dealer also must disclose the commissions payable to the broker-dealer, current bid and offer quotations for the penny stock and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Such information must be provided to the customer orally or in writing prior to effecting the transaction and in writing before or with the customer confirmation. Monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in our common stock, which could severely limit the market liquidity of your investment.

This offering, as well as the issuance of other publicly traded shares, could drive our stock price down.

         On August 22, 2001, we completed a private placement transaction in which we sold shares of our convertible preferred stock, three-year convertible promissory notes and warrants to purchase shares of our common stock to the selling shareholders, Pine Ridge Financial Inc. and Strong River Investments, Inc. In addition, Pine Ridge and Strong River purchased additional shares of preferred stock from us on December 3, 2001 as part of that transaction. As of December 5, 2001 all of the shares of preferred stock purchased by Pine Ridge and Strong River have been converted into an aggregate 1,064,804 shares of common stock. We are currently registering for resale the shares issuable upon the conversion of the promissory notes sold to Pine Ridge and Strong River. We have already registered for resale an aggregate of 2,737,620 shares that were issued upon the conversion of the preferred stock and shares that may be issuable upon the exercise of the warrants held by Pine Ridge and Strong River. Following the effectiveness of this Registration Statement, the 2,147,460 shares of common stock offered by the selling shareholders will become freely salable in the public market. The number of shares offered by the selling shareholders includes substantially more than the number of shares to which they are currently eligible to receive upon the conversion of the notes. We are registering for resale twice the number of shares that are currently issuable under the notes pursuant to contractual obligations with the selling shareholders and to ensure that a sufficient number of shares is registered in the event that adjustments, if any, are made to the conversion prices of the notes. See "THE OFFERING" on page 15. Sales of substantial amounts of common stock in the public market as a result of this offering, as well as the issuance of other freely tradable shares, could reduce the market price of our common stock and make it more difficult for us and our shareholders to sell our equity securities in the future. Material terms of the notes are explained below.

         Payment Terms

         The original principal amount of each of the two notes is $7.5 million. We pay interest on the notes to the noteholders in cash on a quarterly basis. Interest on the outstanding principal sum of the notes accrues daily and is compounded annually. The interest rate is equal to the rate of interest paid from time to time on money market accounts held at First Union Bank; however, upon the occurrence and during the continuance of an event of default under the notes, the interest rate shall increase to 18% per year. The entire unpaid principal balance of the notes and all accrued but unpaid interest thereon and any other amounts otherwise payable under the notes are due and payable on August 22, 2004, unless the payment obligation is accelerated by virtue of an event of default.

         Methods of Conversion

         The notes may be converted into shares of our common stock as follows:

(a) The entire outstanding principal amount of each of the notes will automatically convert at the then-applicable conversion price if the following conditions are met:

         o the product of the daily volume weighted average price ("VWAP") of one share of our common stock and the trading volume of our common stock exceeds $726,691 on each of any 20 consecutive trading days;

         o no event of default under the note is continuing at the end of such 20 trading day period;

         o the VWAP for each of such 20 trading days exceeds 125% of the then-applicable conversion price of the notes;

         o the shares of common stock issuable under the notes may be sold under either (x) the Registration Statement of which this prospectus forms a part or (y) pursuant to Rule 144(k) promulgated under the Securities Act of 1933 (i.e., at least two years after August 22, 2001, the date on which the purchase price for the notes was paid);

         o our common stock has been listed or quoted on the Nasdaq National Market, the Nasdaq SmallCap Market, or a national securities exchange during each of such 20 trading days;

         o we have a sufficient number of authorized but unissued and otherwise unreserved shares of our common stock available to issue upon the conversion of the notes; and

         o we have not failed to timely deliver certificates representing shares of common stock upon conversion of the notes two or more times in any six month period.

Such conversion, however, shall not be effected to the extent that it would result in a holder of a note then beneficially owning, together with its affiliates, more than 9.999% of our common stock then outstanding. If the entire principal amount of either of the notes has not been automatically converted for 150 days due to the 9.999% limitation on ownership, then we may prepay that note without premium or penalty by paying the holder thereof the outstanding principal amount of the note and all accrued but unpaid interest thereon.

(b) Holders of the notes may convert all or a portion of the notes at any time. During the period when the shares issuable under the notes may be sold under the Registration Statement of which this prospectus forms a part or pursuant to Rule 144(k) promulgated under the Securities Act of 1933, the holders of the notes must convert at least $1.5 million of the principal amount of each note per month if the following conditions are met:

         o the product of the VWAP and the trading volume of our common stock exceeds $726,691 on each of the 10 trading days ending on the last trading day before the last day of the applicable calendar month;

         o no event of default under the note is continuing at the end of such month;

         o the average of the VWAPs of our common stock for all of the trading days in such calendar month exceeds 110% of the then-applicable conversion price of the notes;

         o our common stock has been listed or quoted on the Nasdaq National Market, the Nasdaq SmallCap Market, or a national securities exchange during such month;

         o we have a sufficient number of authorized but unissued and otherwise unreserved shares of common stock available to issue upon the conversion of the notes; and

         o we have not failed to timely deliver certificates representing shares of common stock upon conversion of the notes two or more times in any six month period.

A holder may not convert its note, however, to the extent that it would then beneficially own, together with its affiliates, more than 9.999% of our common stock then outstanding.

(c) Commencing on February 8, 2002, if the following conditions are met, we shall have the right to require the conversion of up to $1.5 million of the principal amount of each note per month by delivering notice to the note holder of our election to exercise this right (the "Company Conversion Notice"):

         o the product of the VWAP and the trading volume of our common stock exceeds $726,691 on each of the 10 trading days ending on the last trading day before the date that is 30 days after the date of the Company Conversion Notice (the "Company Conversion Date");

         o the shares underlying the notes may be sold: (a) under a Registration Statement during the entire period beginning on the date of the Company Conversion Notice and ending on the Company Conversion Date; or (b) pursuant to Rule 144(k) promulgated under the Securities Act of 1933;

         o no event of default under the note is continuing;

         o our common stock has been listed or quoted on the Nasdaq National Market, the Nasdaq SmallCap Market, or a national securities exchange during the entire period beginning on the date of the Company Conversion Notice and ending on the Company Conversion Date;

         o we have a sufficient number of authorized but unissued and otherwise unreserved shares of our common stock available to issue upon the conversion of the notes;

         o we have not failed to timely deliver certificates representing shares of common stock upon conversion of the notes two or more times in any six month period; and

         o at least 30 days has elapsed since an automatic conversion of $1.5 million of the principal amount of the note as described in paragraph
           (b) above.

Such conversion, however, shall not be effected to the extent that it would result in a holder of a note owning, together with its affiliates, more than 9.999% of our common stock then outstanding.

         Prepayment

         A holder of a note has the right to require us to prepay all or a portion of its note, plus all accrued but unpaid interest thereon, at any on time on or after:

o the 120th day following the date on which the Registration Statement of which this prospectus forms a part is declared effective by the Securities and Exchange Commission, if more than $3.75 million of the principal amount of the note is then outstanding; or

o the 240th day following the date on which the Registration Statement of which this prospectus forms a part is declared effective by the Securities and Exchange Commission, if more than $1.875 million of the principal amount of such note is then outstanding.

         We must prepay the specified amount of the note within one business day after receiving notice from the holder that it is requiring us to prepay its note.

         We have the right to prepay each of the notes in full at any time by paying the holder thereof 105% of the outstanding principal amount of such note and all accrued but unpaid interest thereon. We must prepay the note on the thirtieth trading day after the date on which we notify the note holder that we are exercising our prepayment rights.

         Acceleration of Note

         In the event that either (i) this Registration Statement has not been declared effective by the Securities and Exchange Commission on or prior to January 9, 2002 or (ii) we sell shares of our common stock or other securities convertible into or exercisable for shares of our common stock at a price less than $13.97 per share, then the note holders may elect to demand repayment of the principal amount of the notes then outstanding, plus accrued but unpaid interest thereon.

         In addition, upon the occurrence of events of default under the notes, the holders thereof may demand repayment of the principal amount of the notes then outstanding, plus accrued but unpaid interest thereon, and may also be entitled to liquidated damages.

         Security

         Our obligations under each note are secured by an irrevocable letter of credit, issued with a face amount equal to the outstanding principal of the related note. We pledged the $15 million in cash proceeds received from the sale of the notes as collateral to the bank that issued the letters of credit. Under the terms of the applicable agreements, the face amount of each letter of credit is reduced as the outstanding principal amount of the related note is reduced. Thus, as each note is converted or repaid, the face amount of the related letter of credit will be reduced and, likewise, the amount pledged to the bank as collateral relating to that letter of credit will be reduced. Accordingly, as the notes are converted or repaid, we will be able to access the funds raised from the sale of the notes in amounts corresponding to the portion of the notes that are converted or repaid.

         Voting Rights

         The holders of the notes have assigned to management of the Company their rights to vote the shares of common stock issuable upon the conversion of the notes.

         Conversion Price

         The number of shares of our common stock issuable upon conversion of the notes equals the quotient obtained by dividing the amount of the note being converted by the then-applicable conversion price. The initial conversion price of each of the notes is $13.97, which may change in the future based on certain anti-dilution adjustments explained below.

         Adjustment Features of Conversion Prices of Notes and Exercise Price of Warrants

         If we sell stock at a price per share that is below either the then-applicable conversion price of the notes or below the exercise price of the warrants issued in the August 22, 2001 private placement transaction, then the conversion or exercise prices, as applicable, of the notes and warrants may adjust downward. The number of additional shares of common stock to which the holders of the notes would be entitled depends on the price at which we sell our stock. In addition, if we require a holder of a convertible promissory note to convert more than $1.5 million of the principal amount of its note, then the exercise price of warrants to purchase 429,492 shares at an exercise price of $15.24 per share may be reduced to equal 110% of the then-applicable conversion price of the relevant note. Finally, if we require the conversion of the promissory notes, the conversion price of the notes will be reduced to the lower of (x) the then-applicable conversion price or (y) an amount equal to 87% of the average of the VWAP for the 12 consecutive trading days ending on the last trading day immediately prior to the date on which such conversion is effectuated (subject to a floor equal to the product of (A) .87 and (B) 90% of the VWAP on the date on which we notified the holder of our election to require conversion of the notes). As a result of the foregoing, we may be required to issue more shares of common stock upon the conversion of the notes.

         If the price of our common stock decreased substantially and we sold shares at a price lower than the conversion prices of the notes, the issuance of a greater number of shares under the notes could have an effect on the control of our company. However, the notes cannot be converted to the extent that Pine Ridge or Strong River would then own, together with its respective affiliates, more than 9.999% of the shares of our common stock then outstanding.

         Although the sale of these additional shares to the public might increase the liquidity of our shareholders' investments, the increase in the number of shares available for public sale could drive the price of our common stock down, thus reducing the value of your investment and perhaps hindering our ability to raise additional funds in the future. In addition, to the extent other restricted shares become freely salable, whether through an effective Registration Statement or under Rule 144 of the Securities Act, or we issue additional shares that might be or become freely salable, you could expect our stock price to decrease.

If our stock price goes down, we may have to issue more shares than we anticipate under the terms of a license and development agreement.

         Pursuant to the development and license agreement we entered into with PPG Industries, Inc., we are required to issue to PPG, for the services they expect to render to us during a particular calendar year during the term of the agreement, shares of common stock based on the value of such services at the beginning of the year. If, at the time of issuance, the price of our common stock has declined materially since the date we executed the agreement with PPG, we may be required to issue to PPG more shares of common stock than we initially anticipated. This increase in the number of shares available for public sale could cause people to sell our shares, including in short sales, which could drive the price of our common stock down, thus reducing the value of your investment and perhaps hindering our ability to raise additional funds in the future. In addition, this increase in the number of shares outstanding would further dilute our existing stockholders.

Our executive officers and directors own a large percentage of our voting stock and could exert significant influence over matters requiring shareholder approval after this offering, including takeover attempts.

         Our executive officers and directors, and their respective affiliates, own as of December 5, 2001 approximately 10.8% of our outstanding common stock. Moreover, Pine Ridge Financial Inc. and Strong River Investments, Inc. assigned to management of the Company their rights to vote the shares of common stock issuable upon the conversion of the preferred stock, notes and warrants issued or to be issued to them in a August 22, 2001 private placement transaction. Accordingly, these shareholders and members of management may, as a practical matter, be able to exert significant influence over matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combinations. This concentration could also have the effect of delaying or preventing a change of control.

                                  THE OFFERING

         The 2,147,460 shares of our common stock being offered by this prospectus are being offered by the selling shareholders. All of these shares are issuable upon the conversion of two outstanding promissory notes. We previously issued these convertible promissory notes to the selling shareholders in a private placement transaction, which we completed on August 22, 2001, for a total purchase price of $15 million. Each note is in the principal amount of $7.5 million and is secured by an irrevocable standby letter of credit in favor of the note holder that was issued by First Union National Bank. Each letter of credit has a face amount of $7.5 million. As a beneficiary of one of the letters of credit, each note holder is entitled to receive payment from the bank upon the note holder's demand. If we fail to pay the note holder any amount which is then due and payable to it under its note, the note holder is entitled to receive payment of such amount under the letter of credit after certifying to the bank that it is entitled to receive the payment.

         At the closing of the sale of the notes, we pledged $15 million to the bank to serve as collateral for our obligations to the bank in connection with the bank's issuance of the letters of credit to the purchasers of the notes. If the bank pays a note holder any amount under one of the letters of credit, the bank will charge the amount of the payment against our account containing the pledged funds. Thus, we do not currently have the use of the $15 million in proceeds from the sale of the notes, which have been pledged as collateral to the bank. We will gain access to those funds only if, when and to the extent that the face amounts of the letters of credit are reduced. The face amounts of the letters of credit will be reduced when the note holders deliver certifications to the bank stating that (i) they have converted all or a portion of the outstanding principal amounts of the notes into shares of our common stock or (ii) that we repaid all or a portion of the principal balance outstanding under the notes. See "Methods of Conversion", "Conversion Price", "Payment Terms" and "Acceleration of Note" under the risk factor entitled "This offering, as well as the issuance of other publicly traded shares, could drive our stock price down." Thus, the face amounts of the letters of credit will be reduced by amounts corresponding to the principal amounts of the notes that are converted or repaid.

         Of the 2,147,460 shares of our common stock being offered by the selling shareholders, this prospectus indicates that Pine Ridge and Strong River are each offering 1,073,730 shares. The number of shares this prospectus indicates are being offered by Pine River and Strong River, however, reflects twice the number of shares that are currently issuable to Pine Ridge and Strong River upon the conversion of the notes. Pursuant to our contractual obligations with Pine Ridge and Strong River, we are registering twice the number of shares that are currently issuable under the notes because the conversion prices of the notes are subject to downward adjustment if we sell stock at a price per share that is below the then-applicable conversion prices of the notes, or if we require the conversion of the notes. See "Adjustment Features of Conversion Prices of Notes and Exercise Price of Warrants" under the risk factor entitled, "This offering, as well as the issuance of other publicly traded shares, could drive our stock price down."

                                 USE OF PROCEEDS

         The selling shareholders will receive the proceeds from the resale of the shares of common stock. We will not receive any proceeds from the resale of the shares of common stock by the selling shareholders.

                              SELLING SHAREHOLDERS

         The following table sets forth information regarding the beneficial ownership of shares of common stock by the selling shareholders as of December 5, 2001, and the number of shares of common stock covered by this prospectus. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. The shares of common stock issuable upon (i) conversion of the notes and (ii) exercise of warrants, in each case, currently convertible or exercisable within 60 days after December 5, 2001, are deemed outstanding and to be beneficially owned by the selling shareholders holding such notes or warrants. However, Pine Ridge Financial, Inc. and Strong River Investments, Inc. are prohibited from using any notes or warrants to acquire shares of common stock to the extent that such acquisition would result in Pine Ridge and/or Strong River, together with any of their respective affiliates, beneficially owning in excess of 9.999% of our common stock outstanding after such acquisition. Except as otherwise noted below, none of the selling stockholders has held any position or office, or has had any other material relationship with us or any of our affiliates within the past three years.

         The percentage of ownership for each selling shareholder disclosed in this table is based on 18,111,884 shares of common stock outstanding as of December 5, 2001, plus any common stock equivalents held by that holder. Both the number of shares listed as being offered by the selling shareholders in the table and the holders' respective percentages of share ownership after the offering are based on the assumptions that all of the shares being offered are sold pursuant to this offering, and that no other shares of common stock are acquired or disposed of by the selling shareholders prior to the termination of this offering. Because the selling shareholders may sell all, some or none of their shares or may acquire or dispose of other shares of common stock, we cannot estimate the aggregate number of shares that will be sold in this offering or the number or percentage of shares of common stock that each selling shareholder will own upon completion of this offering.

                                                    Beneficial Ownership Prior to                    Beneficial Ownership After
                                                          Resale of Shares                                Resale of Shares
                                                   --------------------------------                  ----------------------------
                                                                                       Number of
                     Name of                         Number of                       Shares Being      Number of
               Selling Shareholder                    Shares          Percent           Offered          Shares        Percent
               -------------------                    ------          -------           -------          ------        -------
Pine Ridge Financial Inc. (1)                      1,889,200 (2)        9.9%         1,073,730 (3,4)   1,853,056 (8)      9.7%
Strong River Investments, Inc. (1)                 1,889,200 (5)        9.9%         1,073,730 (6,7)   1,853,056 (8)      9.7%
                                                   ---------                         ---------
Totals                                                                               2,147,460

-------------

(1) Pine Ridge and Strong River are deemed to be affiliates. Pine Ridge and Strong River assigned to management of the Company their rights to vote the shares of common stock (i) issuable upon the conversion of the notes; (ii) issuable upon the exercise of warrants and (iii) that they received upon the conversion of our Series C-1 Convertible Preferred Stock and Series D Convertible Preferred Stock. Based solely on information provided to us by the Pine Ridge and Strong River, Avi Vigder has investment control over the shares.

(2) Includes: (a) 744,452 shares that may be issuable upon the exercise of warrants (372,226 to each of Pine Ridge and Strong River); and (b) 1,073,730 shares that may be issuable upon the conversion of convertible promissory notes (536,865 to each of Pine Ridge and Strong River). Also includes 532,402 shares owned by Pine Ridge and 576,202 shares owned by Strong River. However, Pine Ridge is not currently deemed to be the beneficial owner of all the shares described above because it cannot convert its promissory note, nor may it exercise its warrants to the extent that it would then own, together with its affiliates, more than 9.999% of the shares of our common stock then outstanding.

(3) The number of shares offered by Pine Ridge includes substantially more than the number of shares currently issuable to Pine Ridge upon the conversion of its promissory note because, pursuant to our contractual obligations with Pine Ridge, we are registering more than the number of shares issuable under the note to ensure that a sufficient number of shares is registered for resale. Pine Ridge may receive more shares than it is currently entitled to receive upon conversion of the note because the conversion price of the note is subject to anti-dilution adjustments.

(4) Does not include any shares offered by Strong River.

(5) Includes: (a) 744,452 shares that may be issuable upon the exercise of warrants (372,226 to each of Pine Ridge and Strong River); and (b) 1,073,730 shares that may be issuable upon the conversion of convertible promissory notes (536,865 to each of Pine Ridge and Strong River). Also includes 576,202 shares owned by Strong River and 532,402 shares owned by Pine Ridge. However, Strong River is not currently deemed to be the beneficial owner of all the shares described above because it cannot convert its promissory note, nor may it exercise its warrants to the extent that it would then own, together with its affiliates, more than 9.999% of the shares of our common stock then outstanding.

(6) The number of shares offered by Strong River includes substantially more than the number of shares currently issuable to Strong River upon the conversion of its note because, pursuant to our contractual obligations with Strong River, we are registering more than the number of shares issuable under the note to ensure that a sufficient number of shares is registered for resale. Strong River may receive more shares than it is currently entitled to receive upon conversion of the note because the conversion price of the note is subject to anti-dilution adjustments.

(7) Does not include any shares offered by Pine Ridge.

(8) Includes (a) 532,402 shares owned by Pine Ridge; (b) 576,202 shares owned by Strong River; and (c) 744,452 shares that may be issuable upon the exercise of warrants (372,226 to each of Pine Ridge and Strong River).



                              PLAN OF DISTRIBUTION

         The selling shareholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling shareholders may use any one or more of the following methods when selling shares:

         o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

         o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

         o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

         o an exchange distribution in accordance with the rules of the applicable exchange;

         o privately negotiated transactions;

         o to cover short sales effected after the date hereof;

         o broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share; and

         o any combination of any of the above methods.

         The selling shareholders may also sell shares under Rule 144 under the Securities Act of 1933, if available, rather than under this prospectus.

         The selling shareholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades. The selling shareholders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling shareholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.

         Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

         The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

         The selling shareholders will be subject to prospectus delivery requirements of the Securities Act. We have informed the selling shareholders that the anti-manipulative provisions of Regulation M promulgated under the Securities Exchange Act of 1934 may apply to their sales in the market.

         We are required to pay all fees and expenses incident to the registration of the shares, including fees and disbursements of counsel to the selling shareholders, up to $25,000. We have agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares by the selling shareholders will be borne by the selling shareholders. The selling shareholders may agree to indemnify brokers, dealers or agents that participate in sales by the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

                              ABOUT THIS PROSPECTUS

         You should only rely on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information we file at the SEC's public reference rooms located at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 6066. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at "http://www.sec.gov."

         We have filed a Registration Statement on Form S-3, of which this prospectus forms a part, to register the resale of the shares with the SEC. As allowed by SEC rules, this prospectus does not contain all the information you can find in the Registration Statement or the exhibits to the Registration Statement.

     The SEC allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about us, our business and our finances.

         The documents that we are incorporating by reference are:

         X Our Annual Report on Form 10-K for the year ended December 31, 2000;

         X Our Quarterly Reports on Form 10-Q for the quarters ended March 31,
           2001, June 30, 2001 and September 30, 2001;

         X Our Amendment to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2001;

         X Our Current Report on Form 8-K filed with the SEC on March 19, 2001, as amended on March 21, 2001;

         X Our Current Report on Form 8-K filed with the SEC on September 6,
           2001;

         X Our Current Report on Form 8-K filed with the SEC on September 26,
           2001; and

         X The description of our common stock that is contained in our Registration Statement on Form SB-2 filed with the SEC on June 30, 1999, as amended August 25, 1999.

         Any documents which we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus but before the end of any offering of securities made under this prospectus will also be considered to be incorporated by reference.

         If you request, either orally or in writing, we will provide you with a copy of any or all documents which are incorporated by reference. We will provide such documents to you free of charge, but will not include any exhibits, unless those exhibits are incorporated by reference into the document. You should address written requests for documents to Sidney D. Rosenblatt, Executive Vice President, Chief Financial Officer, Treasurer and Secretary, Universal Display Corporation, 375 Phillips Boulevard, Ewing, New Jersey 08618.

                                  LEGAL OPINION

     Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania, will pass on the validity of the shares.

                                     EXPERTS

         The audited financial statements incorporated by reference in this prospectus and elsewhere in this Registration Statement, to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

================================================================================







                                2,147,460 Shares



                          UNIVERSAL DISPLAY CORPORATION







                                  Common Stock



                                 ---------------

                                   PROSPECTUS
                                 ---------------







                                December __, 2001











================================================================================

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

         The estimated expenses payable by the Registrant in connection with the issuance and distribution of the securities being registered are as follows:


         SEC Registration fee                                   $  3,917
         Transfer agent and registrar fees                      $  1,500
         Printing and engraving fees                            $  5,000
         Legal fees                                             $150,000
         Blue Sky fees and expenses                             $  5,000
         Accounting fees                                        $ 16,000
         Miscellaneous                                          $  7,583
                                                                --------
         Total                                                  $189,000


The selling shareholders described in the prospectus included herewith will not pay any of the expenses of this offering.

Item 15. Indemnification of Directors and Officers

         Chapter 17, Subchapter D of the Pennsylvania Business Corporation Law of 1988, as amended (the "PBCL") contains provisions permitting indemnification of officers and directors of a business corporation in Pennsylvania.

         Sections 1741 and 1742 of the PBCL provide that a business corporation may indemnify directors and officers against liabilities and expenses they may incur as such in connection with any threatened, pending or completed civil, administrative or investigative proceeding, provided that the particular person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. In general, the power to indemnify under these sections does not exist in the case of actions against a director or officer by or in the right of the corporation if the person otherwise entitled to indemnification shall have been adjudged to be liable to the corporation unless it is judicially determined that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnification for specified expenses.

         Section 1743 of the PBCL provides that the corporation is required to indemnify directors and officers against expenses they may incur in defending actions against them in such capacities if they are successful on the merits or otherwise in the defense of such actions.

         Section 1746 of the PBCL grants a corporation broad authority to indemnify its directors and officers for liabilities and expenses incurred in such capacity, except in circumstances where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness.

         Section 1747 of the PBCL permits a corporation to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a representative of another corporation or other enterprise, against any liability asserted against such person and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Chapter 17 Subchapter D of the PBCL.

         The Registrant's Bylaws provide a right to indemnification to the full extent permitted by law, for expenses (including attorney's fees), damages, punitive damages, judgments, penalties, fines and amounts paid in settlement, actually and reasonably incurred by any director or officer whether or not the indemnified liability arises or arose from any threatened, pending or completed proceeding by or in the right of the Registrant (a derivative action) by reason of the fact that such director or officer is or was serving as a director, officer, employee or agent of the Registrant or, at the request of the Registrant, as a director, officer, partner, fiduciary or trustee of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, unless the act or failure to act giving rise to the claim for indemnification is financially determined by a court to have constituted willful misconduct or recklessness. The Bylaws provide for the advancement of expenses to an indemnified party upon receipt of an undertaking by the party to repay those amounts if it is finally determined that the indemnified party is not entitled to indemnification.

         The Registrant's Bylaws authorize the Registrant to take steps to ensure that all persons entitled to indemnification are properly indemnified, including, if the Board of Directors so determines, purchasing and maintaining insurance.

Item 16. List of Exhibits

The exhibits filed as part of this Registration Statement are as follows:

Exhibit
Number            Description
------            -----------

  Exhibit Number                                         Exhibit Title
  --------------                                         -------------
4.1                 Convertible Promissory Note dated as of August 22, 2001 payable to the order of Pine Ridge
                    Financial Inc. (1)
4.2                 Convertible Promissory Note dated as of August 22, 2001 payable to the order of Strong
                    River Investments, Inc. (1)
5.1                 Opinion of Morgan, Lewis & Bockius LLP (3)
10.1                Securities Purchase Agreement dated as of August 22, 2001 among the Company, Pine Ridge
                    Financial Inc. and Strong River Investments, Inc. (1)
10.2                Registration Rights Agreement dated as of August 22, 2001 among the Company, Pine Ridge
                    Financial Inc. and Strong River Investments, Inc. (1)
10.3                Voting Agreement dated as of August 22, 2001 among the Company, Pine Ridge Financial Inc.
                    and Strong River Investments, Inc. (1)
10.4                Pledge Agreement dated as of August 22, 2001 by UDC, Inc. in favor of First Union National
                    Bank (1)
10.5                Control Agreement dated as of August 22, 2001 among First Union National Bank, in its capacity as the issuer of two standby letters of credit, UDC, Inc. and First Union National
                    Bank, in its capacity as custodian (1)
10.6                Guaranty and Suretyship Agreement dated as of August 22, 2001 made by the Company in favor of First Union National Bank (1)
10.7                Irrevocable Standby Letter of Credit issued by First Union National Bank in favor of Pine
                    Ridge Financial Inc. (1)
10.8                Irrevocable Standby Letter of Credit issued by First Union National Bank in favor of Strong
                    River Investments, Inc. (1)
10.9                First Amendment to Securities Purchase Agreement dated as of September 20, 2001 among the
                    Company, Pine Ridge Financial Inc. and Strong River Investments, Inc. (2)
10.10               Second Amendment to Securities Purchase Agreement dated as of November 1, 2001 among the
                    Company, Pine Ridge Financial Inc. and Strong River Investments, Inc. (2)
10.11               First Amendment to Registration Rights Agreement dated as of November 1, 2001 among the
                    Company, Pine Ridge Financial Inc. and Strong River Investments, Inc. (2)
23.1                Consent of Morgan, Lewis & Bockius LLP (included in its opinion filed as Exhibit 5.1 hereto) (3)
23.2                Consent of Arthur Andersen LLP (3)
24.1                Powers of Attorney  (included in the signature pages hereto) (3)

------------
1. Filed as an exhibit to the Registrant's Current Report on Form 8-K filed on September 6, 2001 and incorporated herein by reference.
2. Filed as an exhibit to the Registrant's Registration Statement on Form S-3 (File No. 333-72846) filed on November 6, 2001 and incorporated herein by reference.
3. Filed herewith.

Item 17. Undertakings

         (a) The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                  (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933 (the "Securities Act");

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

                  provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) That, insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Ewing, New Jersey, on December 7, 2001.

                          UNIVERSAL DISPLAY CORPORATION

                                           By: /s/ Steven V. Abramson
                                           -------------------------------------
                                           Steven V. Abramson
                                           President and Chief Operating Officer

         In accordance with the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

         Each person in so signing also makes, constitutes and appoints Steven
V. Abramson and Sidney D. Rosenblatt, and each of them acting alone, his or her true and lawful attorney-in-fact, with full power of substitution, to execute and cause to be filed with the Securities and Exchange Commission pursuant to the requirements of the Securities Act of 1933, as amended, any and all amendments and post-effective amendments to this Registration Statement, and including any Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, with exhibits thereto and other documents in connection therewith, and hereby ratifies and confirms all that said attorney-in-fact or his or her substitute or substitutes may do or cause to be done by virtue hereof.

                   Signature                                            Title                             Date
                   ---------                                            -----                             ----
/s/ Sherwin I. Seligsohn                             Chief Executive Officer and Chairman of the   December 7, 2001
-------------------------------------------------    Board (principal executive officer)
Sherwin I. Seligsohn

/s/ Steven V. Abramson                               President, Chief Operating Officer and        December 7, 2001
-------------------------------------------------    Director
Steven V. Abramson

/s/ Sidney D. Rosenblatt                             Executive Vice President, Chief Financial     December 7, 2001
-------------------------------------------------    Officer, Treasurer, Secretary and Director
Sidney D. Rosenblatt                                 (principal financial and accounting officer)

/s/ C. Keith Hartley                                 Director                                      December  7, 2001
-------------------------------------------------
C. Keith Hartley

/s/ Elizabeth H. Gemmill                             Director                                      December  7, 2001
-------------------------------------------------
Elizabeth H. Gemmill

/s/ Lawrence Lacerte                                 Director                                      December  7, 2001
-------------------------------------------------
Lawrence Lacerte

/s/ Leonard Becker                                   Director                                      December 7, 2001
-------------------------------------------------
Leonard Becker